RESVERLOGIX

www.resverlogix.com

08002687

RECEIVED
2008 MAY 20 P 3:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

May 16, 2008

Via Courier

Suite 202
270 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between May 1, 2008 through May 15, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

PROCESSED
MAY 27 2008
THOMSON REUTERS

FOR- Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

-35003

Attention Business Editors:
Resverlogix Notice of Conference Call & Webcast

TSX Exchange Symbol: RVX

CALGARY, May 1 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) is pleased to announce that it will host a live teleconference on May 8, 2008 at 9:00 am MDT to provide a year-end update on both the science and the business aspects of the Company. Following the presentation there will be a live question and answer session.

The webcast can be accessed at the following link: http://services.choruscall.com/links/resverlogix0800508.html or on Resverlogix's website at: www.resverlogix.com.

Participants can also dial in for the conference call:

<<
Dial information is as follows:

International Dial In:	1 604 638 5340
North America Toll Free:	1 800 319 4610

>>

The webcast will be available on the Resverlogix website for replay for a period of 10 days after the event.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Sarah(at)resverlogix.com, Website: www.resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 17:06e 01-MAY-08

END